328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710 www.platinumgroupmetals.net

News Release	No. 187-2010 July 19, 2010

Platinum Group Metals Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) In response to enquiries, the company reports that it has reviewed the recent order of the mines inspector in South Africa with respect to safety measures and operating restrictions on room and pillar mining operations.   The Company reports that the conventional 275,000 ounce 4E (platinum, palladium, rhodium and gold) mine design in the Updated Feasibility Study for the Western Bushveld Joint Venture (“WBJV”) Project 1 is unaffected by the order and remains unchanged.

Platinum Group completed a review of the reported order on Friday July 16, 2010 with its internal engineers and mine planners and consulted with its independent rock mechanics engineer involved in the feasibility study. The conventional mining and support methods used in the Project 1 feasibility study are not the subject of the order and there is no impact to the design and mine plan. The Conventional mine plan for both the Merensky and UG2 platinum layers includes timber support on a 2 meter by 2 meter grid in addition to rock bolt support and the mining method and sequence is different than the room and pillar mechanized operations that are the subject of the order.

President and CEO, R. Michael Jones said, “The WBJV Project 1 platinum deposit is an attractive near surface, high grade deposit with a conventional mine design. We believe that the project is of strategic importance, especially when we see the scale of investment all around us on deeper, more expensive projects.”

Platinum Group Metals has, over the past six months, completed significant work with legal, financial and tax advisors on its strategic decision for the best value for shareholders now that the deposit is ready to move to the construction stage. The decision is expected in the near term.

Qualified Person

The non-Independent Qualified Person for this News Release is R. Michael Jones P.Eng. He is non-independent and the Company CEO and a significant shareholder of the Company. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of room and pillar precious metals mine operations. He has verified the data through an in person meeting with the independent engineer for the technical area in the feasibility study and through consultation with non-independent company engineers with further relevant operating experience.

PLATINUM GROUP METALS LTD.

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About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa and in addition to the WBJV Project 1 Platinum mine with a completed feasibility study, the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing, size and use of proceeds of the proposed private placement and the potential to increase the Company’s interest in certain of its projects. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

PLATINUM GROUP METALS LTD.

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Western Bushveld Platinum Projects

N
W
E
S
Anglo Platinum
Amandelbult
Northam JV
Anglo Platinum
Union
Barrick Gold Corp.
Sedibelo
Platmin
Pilanesberg
28°0'0"E
Platinum Group 74 % Project 3
Wesizwe 100 % Frich - Ledig Project 2
Platinum Group 74 % Project 1
Royal Bafokeng / Anglo Styldrift Development
BRPM Mine
PTM/PLG-Sable
Joint Venture
Impala Platinum
Anglo Platinum
Pandora
Eastern Platinum
Crocodile
Xstrata
Eland-NKWE
Anglo Platinum
Rustenberg
Impala
(Afplats)
Lonmin
Mine Shafts
Mined Out Areas
Merensky Reef
UG2 Reef
25°40'0"S
PLATINUM
GROUP
METALS
PLG: AMEX PTM:TSX
PLG - NYSEAMEX
PTM - TSX
0
20
km